GROUPE
CLARINS

06017843

RECEIVED
2006 OCT 25 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

SUPPL

RE : Clarins File N° 82-02960

October 6, 2006

Dear Sirs,

Enclosed is a copy of two press releases:

- **License agreement concluded between Clarins USA and David Yurman,**
- **Clarins and Kibio announce a new partnership**

submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

Pankaj CHANDARANA
Head of Investor Relations

GROUPE CLARINS

CLARINS GROUP USA SIGNS GLOBAL LICENSE AGREEMENT WITH DAVID YURMAN

Paris, October 5, 2006 – David Yurman and Clarins Group USA are pleased to announce that they have entered into an exclusive global license agreement for the creation and distribution of prestige beauty and fragrance products bearing the David Yurman name. The first fragrance initiative will be launched principally in the United States and Canada.

"Clarins has achieved much success through high quality standards and a commitment to maintaining brand integrity. David Yurman shares the same values. This was a natural evolution and we are looking forward to a very successful collaboration," stated **Paul Blum, CEO of David Yurman.**

Jonathan Zrihen, CEO of Clarins Groupe USA added: "The distinct identity and strong brand values of David Yurman are the ideal platform for the launch of unique fragrances. Their foremost position as designers of luxurious, beautifully crafted and inimitable jewelry, paired with Clarins expertise and reputation in producing enduring prestige fragrance brands will allow us to enhance the spirit of the David Yurman brand."

David Yurman is a phenomenon in the world of fine jewelry and timepieces. Established in 1980 and based in New York, David Yurman is today recognized as America's leading fine jewelry and luxury watch brand for men, women and children. David Yurman's signature gold and silver designs, fine diamonds, pearls, gemstones, and Swiss-crafted timepieces are recognized as the essence of relaxed American luxury. The collections are sold at David Yurman retail stores and at authorized fine jewelry and timepiece retailers. For more information on David Yurman visit the company website at www.davidyurman.com.

Clarins is one of the world's leading cosmetics companies reknown for its shares in high market prestige skin care products. Founded in 1954 and based in Paris, Clarins and its subsidiaries are creators, marketers and distributors of skin care, make-up and fragrance products worldwide. In addition to the skin care and make-up lines, Clarins Group USA holds a prominent position in the U.S. fragrance market with its flagship brands Thierry Mugler Parfums and Azzaro. With 20 distribution subsidiaries in major countries and operating with more than 150 agents worldwide, Clarins sales approached € 1 billion in 2005. For more information on Clarins please visit the company web site at www.clarins.com.

Investor relations department - www.clarins-finance.com
Tél. : +33 1 46 41 41 25 - Fax : +33 1 45 00 35 88 – E-mail : finance@clarins.net

NP

Eurolist - Compartment A

CLARINS PARIS   AZZARO PARIS   Thierry Mugler   Parfums Stella Cadente